UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 3

                      Under the Securities Exchange Act of 1934



                           BALDWIN PIANO AND ORGAN COMPANY
          _________________________________________________________________
                                   (Name of Issuer)


                                Shares of Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                     058246-10-9
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    MARCH 30, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 3

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               The Cameron Baird Foundation

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       216,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              216,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               216,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____


          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.256%

          14.  TYPE OF REPORTING PERSON*

               00
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       125,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              125,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               125,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.620%

          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 058246-10-9

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Aries Hill Corp.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                   (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       15,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              15,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               15,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.434%

          14.  TYPE OF REPORTING PERSON*
               CO
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 3

          INTRODUCTION

               The acquisition of 455,400 shares ("Shares") of Common Stock of the Issuer was previously reported by the Reporting Persons in
          Schedule 13D, which was filed with the Securities and Exchange Commission on December 3, 1999, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on December 27, 1999, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on March 23, 2000 ("Amendment No. 2"). Since the filing of Amendment No. 2, three of the Reporting Persons (The Cameron Baird Foundation, Jane D. Baird and Aries Hill Corp.) have purchased additional Shares. The number of Shares now held by the Reporting Persons is 500,700 Shares.

               The Cover Pages for the Reporting Persons who purchased additional shares are hereby amended as shown in this Amendment No. 3. Items 3 and 5 are hereby amended as shown in this Amendment No. 3. All other Cover Pages and Items remain unchanged.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The following table shows the approximate amount of funds paid for the Shares by the Reporting Persons (which only includes the purchases since the filing of Amendment No. 2).


                 The Cameron Baird          $  136,000
                 Foundation

                 Jane D. Baird                 199,500

                 Aries Hill Corp.               25,862


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 500,700 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          The Cameron Baird                    216,000           6.256%
          Foundation

          Brent D. Baird                        35,000           1.014%

          Anne S. Baird                         10,000           0.290%

          Bridget B. Baird,                     69,700           2.018%
          Successor Trustee (2)

          Jane D. Baird                        125,000           3.620%

          Bruce C. Baird                        10,000           0.290%

          Brian D. Baird, Successor             20,000           0.579%
          Trustee (3)

          Aries Hill Corp.                      15,000           0.434%
                                                ______           ______

                                 TOTAL         500,700          14.501%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 3,452,826 Shares.

             (2) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 12/23/38.

             (3) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated
                  7/31/22.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:

                                                   Price/Share
                                                   (in Dollars
                                                   Commissions
          Purchase In The              Number of   not             Transaction
              Name Of        Date      Shares      included)      Made Through

          Jane D. Baird    3/27/00       3,600     7 7/8        Fahnestock & Co
                           3/28/00       1,200     8            Fahnestock & Co
                           3/29/00      20,200     8            Fahnestock & Co



          The Cameron      3/30/00     13,000      8            Fahnestock & Co
          Baird            4/3/00       4,000      8            Fahnestock & Co
          Foundation




          Aries Hill       3/23/00      1,400      7 3/4        Fahnestock & Co
          Corp.            3/24/00        600      7 3/4        Fahnestock & Co
                           3/27/00      1,000      8            Fahnestock & Co
                           3/27/00        300      7 7/8        Fahnestock & Co



          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 7th day of April, 2000.


          The Cameron Baird Foundation


          By: s/Brian D. Baird
              Brian D. Baird, Trustee



          Jane D. Baird


          By:  s/Brian D. Baird
                 Brian D. Baird, as Attorney-in-fact



          Aries Hill Corp.



          By:  s/Brian D. Baird
               Brian D. Baird, Secretary